Exhibit 99.2

JIN MEDICAL INTERNATIONAL LTD. Reports First Half of Fiscal Year 2026 Financial Results

CHANGZHOU, China, August 4, 2026 /PRNewswire/ -- JIN MEDICAL INTERNATIONAL LTD. (Nasdaq: ZJYL) (“Jin Medical”, and together with all its subsidiaries and consolidated entities, the “Company”), a NASDAQ-listed leading provider of rehabilitation medical equipment in China, today announced its unaudited financial results for the six months ended March 31, 2026.

Mr. Erqi Wang, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “During the first half of fiscal year 2026, our revenue was affected by lower sales of other products and temporary foreign-exchange pressure on orders from our largest Japanese customer. Nevertheless, revenue from our core wheelchair products remained relatively stable, wheelchair component sales increased, and our gross margin improved to 26.9% as we continued to enhance inventory management and operating efficiency. We also increased investment in research and development to support product innovation and long-term growth. With $9.1 million in cash and $21.0 million in short-term investments as of March 31, 2026, we believe we maintain a solid financial position. Looking ahead, we will remain focused on strengthening our core product portfolio, expanding our customer base in China and overseas, advancing our production capacity, and exercising disciplined cost and working-capital management to navigate near-term market challenges and pursue sustainable growth.”

First Half of Fiscal Year 2026 Financial Summary

●	Total revenue was $8.9 million for the six months ended March 31, 2026, decreased by 9.7% from $9.9 million for the same period of last year.

●	Gross profit remained relatively stable at $2.4 million for the six months ended March 31, 2026 and 2025.

●	Gross margin was 26.9% for the six months ended March 31, 2026, compared to 24.3% for the same period of last year.

●	Net loss was $0.2 million for the six months ended March 31, 2026, compared to net income of $0.01 million for the same period of last year.

●	Basic and diluted loss per share were $0.01 for the six months ended March 31, 2026 and 2025.

First Half of Fiscal Year 2026 Financial Results

Revenue

Total revenue was $8.9 million for the six months ended March 31, 2026, decreased by 9.7% from $9.9 million for the same period of last year.

	For the Six Months Ended March 31,
	2026			2025
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Wheelchair	7.1	5.2	27.3%	7.3	5.5	23.7%
Wheelchair components	1.1	0.8	28.7%	1.0	0.8	24.2%
Other products	0.7	0.5	19.0%	1.6	1.2	27.0%
Total	8.9	6.5	26.9%	9.9	7.5	24.3%

Revenue from wheelchair products remained relatively stable with a slight decrease of 1.4%, from $7.3 million for the six months ended March 31, 2025 to $7.1 million for the six months ended March 31, 2026. The decrease was mainly due to decreased sales of wheelchair products to our largest customer Nissin in Japan. Nissin purchases wheelchair products from us in RMB and sells them in Japanese Yen in Japan. However, due to the weakening of the Japanese Yen, profitability of Nissin was negatively impacted as their cost of wheelchair products increased. As a result, sales orders we received from Nissin decreased, and total sales to Nissin and its subsidiaries decreased by approximately $84,000 during the six months ended March 31, 2026. The management expects the impact of foreign currency fluctuation on our revenue from Nissin is temporary.

Revenue from wheelchair components increased by 9.9%, to $1.1 million for the six months ended March 31, 2026 from $1.0 million for the same period of last year. The increase was mainly due to more sales orders of wheelchair components we received during the six months ended March 31, 2026. Wheelchair components are ordered by our customers for their repair and maintenance purposes, and such orders fluctuate based on their estimated further demands.

Revenue from other products decreased by 59.1%, to $0.7 million for the six months ended March 31, 2026 from $1.6 million for the same period of last year. The decrease was mainly due to the decreased revenue of approximately $0.8 million from electric scooters, as the Company failed to obtain relevant qualifications and sales of electric scooters was ceased for the six months ended March 31, 2026.

Cost of Revenue and Related Tax

Cost of revenue and related tax decreased by 12.8%, to $6.5 million for the six months ended March 31, 2026, from $7.5 million for the same period of last year.

Gross Profit and Gross Margin

Gross profit remained relatively stable at $2.4 million for the six months ended March 31, 2026 and 2025.

Gross margin increased to 26.9% for the six months ended March 31, 2026, from 24.3% for the same period of last year. The increase was primarily attributable to higher variable costs for our standard and economy wheelchair products in the prior-year comparable period, when the Company utilized certain high-unit-price components without corresponding selling price increases to improve inventory turnover efficiency

Operating Expenses

Operating expenses were $3.0 million for the six months ended March 31, 2026, compared to $2.9 million for the same period of last year.

●	Our selling expenses decreased by 4.7%, to $0.71 million for the six months ended March 31, 2026, from $0.75 million for the same period of last year. The decrease was primarily attributable to lower exhibition expenses resulted from fewer trade show participations.

●	Our general and administrative expenses remained relatively stable at $1.4 million for the six months ended March 31, 2026 and 2025.

●	Our research and development expenses increased by 33.4%, to $0.9 million for the six months ended March 31, 2026, from $0.7 million for the same period of last year. The increase is primarily attributable to the increased research and development activities towards products development, and we invested in more manpower and materials during the six months ended March 31, 2026.

Other Income, Net

Our net other income increased by 344.5%, to $0.5 million for the six months ended March 31, 2026, from $0.1 million for the same period of last year. The increase in net other income was mainly due to higher government grants, consisting primarily of fixed asset investment subsidies for the factory construction project of our subsidiary Anhui Zhongjin.

Net Income (Loss)

Net loss was $0.2 million for the six months ended March 31, 2026, compared to net income of $0.01 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share were $0.01 for the six months ended March 31, 2026 and 2025.

Financial Condition

As of March 31, 2026, the Company had $9.1 million in cash as compared to $7.5 million as of September 30, 2025, and $21.0 million in short-term investments as compared to $22.2 million as of September 30, 2025. As of March 31, 2026, the Company also had approximately $5.5 million of account receivable balance due from third parties. Approximately 36.3% of the March 31, 2026 balance has been subsequently collected, and the majority of the remaining balance is expected to be collected by March 31, 2027. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash used in operating activities was $0.9 million for the six months ended March 31, 2026, mainly derived from a net loss of $0.2 million for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in prepaid expenses and other current assets of $1.2 million.

Net cash provided by investing activities amounted to $0.2 million for the six months ended March 31, 2026, and primarily included the redemption of short-term investments of $4.6 million, which were partially offset by the payments for short-term investments of $2.6 million, and purchase of property, plant and equipment and payment for construction in progress of $1.8 million.

Net cash provided by financing activities amounted to $2.1 million for the six months ended March 31, 2026, which primarily included proceeds from short-term bank loans of $13.5 million and proceeds from long-term bank loan of $2.8 million, which was partially offset by repayments of short-term bank loans of $14.9 million.

About JIN MEDICAL INTERNATIONAL LTD.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderly individuals, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.jinmed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”, “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@jinmed.com

3